Ascent Solar Technologies, Inc.

12300 Grant Street

Thornton, CO 80241

February 7, 2023

VIA EDGAR

Gregory Herbers

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Ascent Solar Technologies, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-262482) (the “Registration Statement”)

Dear Mr. Herbers:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-262482 (the “Registration Statement”).

The Company has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours,

Ascent Solar Technologies, Inc.

By: /s/ Paul Warley

Name: Paul Warley

Title: Chief Financial Officer